Prudential High Yield Fund, Inc.
SOP Adjustment Footnote
December 31, 1999

                 (Sub-Item  77.J)

Reclassification of Capital Accounts. The Fund accounts for and reports distributions to shareholders in accordance with AICPA Statement of Positions 93-2: Determination, Disclosure, and
Financial Statement Presentation of Income, Capital
Gain, and Return of Capital Distributions by
Investment Companies. The effect of applying this statement was to decrease distributions in excess of net investment income by $1,978,918, decrease accumulated net realized loss on investments by $75,902,012 and decrease paid in capital in excess of par by $77,880,930. This was primarily due to the sale of securities purchased with market discount and the expiration of a portion of capital loss carryforward for the year ended December 31, 1999. Net investment income, net realized gains and net assets were not affected by this change.